Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor Bancorp, Inc.

Old National Bancorp to Partner with Minnesota’s Anchor Bancorp, Inc. ANCHOR BANK OLD NATIONAL BANCORP August 8, 2017

Additional Information for Shareholders of Anchor Bancorp, Inc.
Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor Bancorp, Inc. (“Anchor”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorlink.com under the tab “About Us.” ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 6, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
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Forward-Looking Statements
This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC and other factors identified in this presentation. These forward-looking statements are made only as of the date of this presentation, and ONB undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.
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Non-GAAP Financial Measures

These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the registrant; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, Old National Bancorp has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

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Strategic and Financial Rationale
Right market Right price Right people
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Strategic and Financial Rationale
Right Market
• Franchise extends to Twin Cities– a commercially dense MSA with attractive growth demographics and competitive dynamics that favor ONB’s basic bank strategy
• ONB enters with immediate scale (over $2 billion in assets) and a #7 deposit market share position1
• Market leading C&I lending team (34% of 6-30-17 total loans) enhances ONB commercial banking business and accelerates strategic plans around balance sheet remix (pro forma 1-4 fam + consumer drops 400 bps)
• Attractive, low-cost core deposit base (14 bps cost of total deposits) includes 32% non-interest bearing, providing substantial funding flexibility
• Advances long-term performance goals by driving enhanced operating leverage and efficiencies
Right Price
• Attractive financial metrics and disciplined pricing – in-line with our stated parameters:
• 9.2% accretive to 2019 estimated earnings per share, with fully phased-in cost savings
• TBV per share dilution of 3.6% at closing, inclusive of restructuring charges
• TBV per share earn back of 3.1 years using crossover method (3.4 years2 using simple method)
• 18.0x LTM EPS and 189% of TBV; multiples in-line with comparable deals
• Pro forma capital ratios remain strong – pro forma closing TCE ~8.0%
Right People
• Well positioned for successful execution:
• Retention of key Anchor personnel to maintain local leadership and relationships
• Highly compatible business philosophies and operating/credit cultures
• Extensive due diligence completed by both parties over many months
• ONB track record of 11 successful partnerships and subsequent integrations since 2007, including market extensions
1 Source: SNL Financial; based on Summary of Deposits as of 6/30/16 2 Assumes inclusion of all restructuring charges in 2018
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Expanding Big 10 Presence in Growth Markets
Consistent with our strategy of expansion into metropolitan markets with attractive growth prospects and competitive dynamicsMinneapolis-St. Paul is the third largest MSA in the Midwest and becomes largest MSA in the Old National footprintMinnesota is ranked #5 in the U.S. in business climate (Forbes)Adds branch in attractive Mankato market
Minneapolis MSA Deposit Market Share 1 Deposit Market Branches DepositsMarket Share Rank Institution (#)($000s)(%) 1 Wells Fargo & Co. (CA) 98$81,385,63545.65% 2 U.S. Bancorp (MN) 10158,577,82332.86% 3 TCF Financial Corp. (MN) 875,887,9403.30% 4 Bremer Financial Corp. (MN) 253,802,6892.13% 5 Bank of Montreal 323,313,9141.86% 6 Associated Banc-Corp (WI) 241,690,9510.95% 7 Old National Bancorp (IN) Pro Forma) 171,568,9570.88% 8 Klein Financial Inc. (MN) 191,462,6590.82% 9 Bridgewater Bancshares Inc. (MN) 7964,2070.54% 10 MidWestOne Financial Grp Inc. (IA) 15790,6640.44% Total Market Deposits $178,265,709 Pro Forma Branch Footprint ONB Anchor 35 94 Minnesota Minneapolis inn neap polis li Wisconsin Saint i t Paull 75 Mankato 43 Ma k t 90 Michigan 90 94 Madison i Milwaukee Grand Gra Rapids ds s 69 il Kalamazoo l Ro Rockford r Ann An Arbor Arr r Chicago i South So t Bend Be end nd 39 Fort rt Wayne a 65 74 57 Indiana Illinois Springfield ri fi l Indianapolis 72 dii 74 70 64 Louisville 64 u i l Evansville ille Kentucky 65 75 1 Source: SNL Financial; based on Summary of Deposits as of 6/30/16 7

Attractive Demographics with Commercial Density Proj. 5-Year Population Growth 2017 Median HHIProj. 5-Year Median HHI Growth 4.4% $72,729 3.9% 3.8%$63,6968.6% $57,4627.3% $52,3296.3%6.7% 2.0% Minneapolis WI OldUnitedMinneapolisWIOldUnitedMinneapolisWIOld NationalUnited Extension National StatesExtensionNationalStatesExtensionStates Minneapolis is the 16th largest MSA in the United States, with a population of 3.6 million. Over 64% of Minnesota’s population is in the Minneapolis MSA. Minneapolis is home to 16 Fortune 500 companies
Source: SNL Financial WI Extension includes the Madison and Milwaukee, Wisconsin MSAs 8

Pro Forma Loan & Deposit Compositions

OLD NATIONAL

Loans

Old National	Anchor	Pro Forma [1]
Total: $9.3B	Total: $1.6B	Total: $10.9B
MRQ Yield: 4.23%	MRQ Yield: 4.27%	MRQ Yield: 4.24%

Old National

Total: $9.3B
MRQ Yield: 4.23%



Commercial & Industrial 16%
Consumer 14%
Other 5%
Construction 5%
Residential R.E. 1-4 Family 26%
HELOC 5%
Owner Occ. CRE 10%
Non-Owner Occ. CRE 11%
Multifamily 8%

CRE / Total RBC: 186%
CLD / Total RBC: 37%

Anchor

Total: $1.6B
MRQ Yield: 4.27%



Commercial & Industrial 34%
Consumer 1%
Other 4%
Construction 4%
Residential R.E. 1-4 Family 7%
HELOC 2%
Owner Occ. CRE 22%
Non-Owner Occ. CRE 22%
Multifamily 4%

CRE / Total RBC: 216%
CLD / Total RBC: 26%

Pro Forma [1]

Total: $10.9B
MRQ Yield: 4.24%



Commercial & Industrial 18%
Consumer 12%
Other 5%
Construction 5%
Residential R.E. 1-4 Family 24%
HELOC 5%
Owner Occ. CRE 12%
Non-Owner Occ. CRE 12%
Multifamily 7%

CRE / Total RBC: 200%
CLD / Total RBC: 37%

Deposits

Old National

Total: $10.7B
MRQ Cost:[2] 0.18%



MMDA and Savings 34%
Time Deposits <$100,000 8%
Time Deposits ≥$100,000 5%
Demand 28%
Other Transaction Accounts 25%

Anchor

Total: $1.7B
MRQ Cost:[2] 0.14%



MMDA and Savings 39%
Time Deposits <$100,000 3%
Time Deposits ≥$100,000 3%
Demand 32%
Other Transaction Accounts 23%

Pro Forma

Total: $12.4B
MRQ Cost:[2] 0.17%



MMDA and Savings 34%
Time Deposits <$100,000 7%
Time Deposits ≥$100,000 5%
Demand 29%
Other Transaction Accounts 25%

Information as of 6/30/17
[1] Pro forma yield and cost exclude any merger or purchase accounting adjustments
[2] Represents cost of total deposits

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Transaction Consideration & Multiples Consideration Preferred & Debt Redemption Valuation Multiples Pro Forma Ownership
Required Approvals Expected Closing/Conversion • 1.350 shares of ONB common stock and $2.625 per share in cash for each share of Anchor common stock • 89.5% stock / 10.5% cash • $303.2 million in aggregate consideration 1 • $24.83 purchase price per share 1 • $10.0 million in convertible preferred will receive the merger consideration; $6.7 million in preferred will be redeemed with cash at closing • $9.7 million in fixed rate TruPS will be redeemed with cash at closing • 189% of tangible book value per share 2
• 18.0x LTM earnings per share; 10.1x LTM earnings per share (with cost savings 3 ) • 8.6% Core deposit premium • ~89% ONB / ~11% Anchor • Customary regulatory approvals – Shareholder approval of Anchor • Expected to close early first quarter 2018 with conversion in the second quarter 1 Based upon ONB’s closing price of $16.45 on 8/7/17. Includes consideration for 11,626,074 shares outstanding, 500,000 shares of common stock from the conversion of Anchor’s Series II Convertible Preferred Stock, and the in-the-money value of 170,222 options outstanding at a weighted average exercise price of approximately $12.83. 2 Based on Anchor’s 6/30/17 diluted tangible book value per share of $13.15, which includes the conversion of Anchor’s Series II Convertible Preferred Stock 3 Based on pre-tax cost savings of approximately $20 million 10

Financial Impact & Assumptions

OLD NATIONAL

EPS Accretion	• 7.0% in 2018 excluding transaction expenses, 9.2% in 2019 (with fully phased cost savings)
TBV Value Impact	• 3.6% TBV dilution [1], earnback of 3.1 years using crossover method [2], 3.4 years using the simple method [3]
Internal Rate of Return	• 20%+ IRR, above internal targets
Pro Forma Capital	• ~8.0% tangible common equity / tangible assets estimated at closing • ~11.4% total risk based capital ratio estimated at closing
Cost Savings	• Estimated $15 million in 2018 – Estimated $20 million thereafter; ~36% of Anchor's total noninterest expense base
One-Time Expenses	• Total pre-tax merger-related costs of $25.2 million
Credit Mark	• Gross credit mark on Anchor's loan portfolio of 1.23% or $19.4 million – Comprehensive review process; credit quality strong with NPAs 0.45% of assets – Credit review included 44% of total loan balances
Other Purchase Accounting Adjustments	• $19.8 million loan interest rate mark, or 1.25% of loans, accreted through earnings over 2.65 years • Other fair value adjustments of $3.5 million (negative impact to equity) • $24.2 million CDI created (1.5% of non-time deposits), amortized over 10 years using sum of years digits
Regulatory Adjustments	• $0.7 million pre-tax annual interchange fee revenue loss due to Durbin Amendment

[1] See Appendix for non-GAAP reconciliation
[2] Based on when pro forma tangible book value per share crosses over and begins to exceed projected standalone ONB tangible book value per share
[3] Simple earnback is calculated as tangible book value per share dilution at closing, inclusive of all transaction expenses incurred in 2018, implying tangible book value per share dilution of approximately $0.37, divided by 2019 earnings per share accretion of approximately $0.11

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Transforming Old National’s Landscape Top 10 MSA’s by Deposits Market Deposit % of Rank Branches Deposits Market Share Pro Forma 2017 MSA (#) (#) ($000s) (%) Deposits Population Evansville, IN-KY 1 15 $1,923,959 34.4% 15.8% 316,782 Minneapolis-St. Paul-Bloomington, MN-WI 7 17 $1,568,957 0.9% 12.9% 3,573,772 Madison, WI 5 21 $1,043,884 6.4% 8.6% 651,828 Indianapolis-Carmel-Anderson, IN 12 24 $969,009 2.1% 7.9% 2,017,134 Bloomington, IN 1 5 $622,483 25.1% 5.1% 167,154 Fort Wayne, IN 7 5 $427,345 5.5% 3.5% 433,872 Terre Haute, IN 2 5 $338,240 13.7% 2.8% 170,420 Adrian, MI 1 7 $334,784 35.1% 2.7% 98,315 Jasper, IN 2 5 $332,833 21.7% 2.7% 55,127 Ann Arbor, MI 9 5 $281,656 3.4% 2.3% 362,474 Highlighted MSAs represent newly entered or enhanced markets as part of ONB’s transformational strategy Source: SNL Financial Based on Summary of Deposits as of 6/30/16 12

Success With Wisconsin Market Extension Since September, 2016 conversion 7.1% growth in total commercial loans 26% of ONB’s consolidated 2Q17 total commercial production 60% increase in commercial pipeline 31% of ONB’s consolidated 2Q17 total pipeline
Deposit attrition lower than modeled Wisconsin Market Extension ONB WI Extension Wisconsin Eau ClaireCll e 75 Appletonppleton 90 Michigan 43 Madisoni 94 MilwaukeeMilwlw ee Grandand RapidsRapidsds 69 RockfordRoc fordf r 39 ChicagoicagoChi 74 FortFortFor Waynee 57 65 Indiana Illinois 72 Springfieldngfngpri field IndianapolisdianapolisapolisIndianapo 74 70 64 LouisvillesvilleLouisv le 64 Evansvilleansvillevill Kentucky 65 75 13

Additional Branch Rationalization Actions • Continued focus on operating expenses and efficiency 14 ONB banking centers expected to close November, 2017 Cost savings of approximately $4.0 million in 2018?One-time charges of approximately $5.0 million in 2017 IncludingPro Forma ONB ONB ConsolidationsONB + Anchor Dec. 31, 2010 June 30, 2017 June 30, 2017June 30, 2017
Core Deposits1 $5,442.7 $10,561.2$10,561.2$12,278.5 # of Branches 161 188174192 Branch Count Change -14+18 Net Branch Count Change +4 Deposits Per Branch $60.7 $64.0 $56.2 $33.8 ONB 2010 ONB June 30, IncludingPro Forma ONB 2017 Consolidations + Anchor 1 Excludes brokered CDs 14

Accelerates Strategic Objectives Attractive Anchor Partnership 9% EPS accretion with 3 year TBV earn-back Continues ONB’s expansion to higher growth, commercially dense MSA with favorable competitive dynamics Enters MSP with immediate scale (over $2 billion in assets) and a #7 deposit market share Accelerates strategic balance sheet remix towards more commercial lending Maintains key senior leaders to lead new Region and minimize execution risk Model does not include potential revenue opportunities (capital markets, enhanced residential lending products, wealth management/trust, and private banking) Continued Focus on Efficiency and Operating Leverage Branch rationalization drives an additional $4 million in identified cost savings in 2018 Drives continued efficiency ratio and return profile improvement Client experience initiative continues Executing on Our Basic Bank Strategy Focus on profitable, prudent organic growth supplemented with disciplined partnerships Strong credit quality with local decision making reporting to centralized Chief Credit Officer Key Senior Leaders drive local strategy and growth while providing continuity Community partners – strengthen the communities that we serve 15

Appendix OLD NATIONAL BANCORP

Anchor Bancorp, Inc. Overview Financial Highlights (dollars in thousands) (6/30/17) Headquarters Saint Paul, MN Branches 18 Total Assets $2,055,961 Total Gross Loans 1,578,719 Total Deposits 1,717,345 Tangible Common Equity 149,185 Preferred Equity 16,746
Total Equity 180,652 LTM Net Income $17,758 LTM Net Interest Income $66,503 LTM Noninterest Income $16,580 LTM Noninterest Expense $54,443 LTM ROAA 0.88% LTM Net Interest Margin (FTE) 3.64% LTM Efficiency Ratio (FTE) 63.1%
TCE Ratio 7.31% Tier 1 Capital Ratio 10.51% Total RBC Ratio 12.08% NPAs / Assets 0.45% Reserves / Loans 1.20%
Source: SNL Financial and Anchor Bancorp’s 2Q17 company filings 17

Transforming Old National’s Landscape Acquired United Bancorp — Acquired Monroe Entering Ann Bancorp – Acquired Indiana Arbor, MI July, Enhanced Community – 2014 Bloomington, IN Entry into presence Columbus, IN Sold non- January, 2011 September, 2012 Acquired TowerAcquired LSBstrategicAcquired AnchorAnnounced Intent Financial –Financial Corp.–market –BanCorpto Acquire Anchor Sold non- Enhancing Ft.EnhancingSouthernWisconsin Inc. –Bancorp, Inc. – strategic Wayne, INLafayette, INIL – 12Entering the stateEntering market – presence April,presencebranchesof Wisconsin May,Minneapolis Chicago-area - Sold 122014November, 2014+ 52016August, 2017 4 branches branchesbranches 2011 2012 20132014201520162017 Consolidation Consolidation ConsolidationConsolidationConsolidationConsolidationConsolidation of 44 branches of 21 branches of 22 branchesof 4 branchesof 23 branchesof 5 branchesof 15 branches FDIC-assisted Acquired 24Acquired acquisition of MI / IN branchesFounders Integra Bank July, 2013Financial July, 2011 Corporation– Entry into Grand Rapids, MI January, 2015 Acquired 188 Sold 33Consolidated 134 18

14 Branch Consolidations • Six in Wisconsin • Berlin • Boscobel • Glendale • Menomonee Falls • Plover • Ripon • One in Illinois • Marshall • Five in Indiana • Columbus-Brentwood • Williamsport • Washington-Depot • Farmland • Madison • Two in Michigan • Blissfield • Morenci 19

Non-GAAP Reconciliation

OLD NATIONAL

Tangible Book Value Dilution	($mm)	Shares (mm)	$ Per Share
ONB Standalone			
ONB Tangible Book Value at 6/30/17	$1,200	136	$8.85
(+) Two Quarters of Consensus Mean Earnings Prior to Close	70		
(-) Consensus Dividends Remaining of $0.27 Per Share	(36)		
(+) Amortization of Existing Core Deposit Intangibles	5		
Standalone ONB TBV at Close	**$1,239**	**136**	**$9.14**
Pro Forma			
ONB Tangible Book Value at 12/31/17	$1,239	136	$9.14
(+) Equity Consideration to Anchor	271	16	
(+) Total Intangibles Created	(171)		
Pro Forma ONB TBV at 12/31/17	**$1,339**	**152**	**$8.81**
ONB (Dilution) - $			($0.33)
ONB (Dilution) - %			(3.6%)
Tangible Book Value Earnback (Crossover Method)			**~ 3.1 years**
Tangible Book Value Earnback (Simple Method) [1]			**~ 3.4 years**

Intangibles Created	($mm)
Deal Value [2]	**$303**
Anchor TCE at Close [3]	167
(+) AT One-Time Costs at Close	(11)
(+) Net AT FV Marks & Purch Acct	(14)
Adjusted Tangible Book Value	**$141**
Excess Over Adjusted TBV	$162
(+) Core Deposit Intangible Created	(24)
(+) DTL on CDI	8
Goodwill Created	**$147**
Total Intangibles Created	**$171**

Note: Model assumes a 12/31/17 closing date

[1] Simple earnback is calculated as tangible book value per share dilution at closing, inclusive of restructuring charges incurred in 2018, implying tangible book value per share dilution of approximately $0.37, divided by 2019 earnings per share accretion of approximately $0.11

[2] Based upon ONB's closing price of $16.45 on 8/7/17. Includes consideration for 11,626,074 shares outstanding, 500,000 shares of common stock from the conversion of Anchor's Series II convertible preferred equity, and the in-the-money value of 170,222 options outstanding at a weighted average exercise price of approximately $12.83.

[3] Includes the conversion of Anchor's Series II convertible preferred equity

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Non-GAAP Reconciliation (dollars in millions except per share) Estimated Earnings Accretion Standalone Net Income: 2018 2019 ONB Consensus Net Income to Common Estimate $152.9 $160.1 Anchor Net Income to Common Estimate $17.9 $19.8 After-tax Pro Forma Adjustments: Cost Savings 1 $9.7 $13.5 Purchase Accounting Adjustments (Net Accretable Yield) 5.1 5.2 Interest Expense Add-back on Redemption of Preferred, TruPs, & Term Loan 2 1.8 1.6 Restructuring Charges (5.5) 0.0 Core Deposit Intangible Amortization (2.9) (2.6) Other Merger Adjustments (1.1) (1.5) Pro Forma Net Income $178.1 $196.2 ONB Average Diluted Shares 135.3 135.7 Shares Issued to Anchor 16.5 16.5 ONB Pro Forma Average Diluted Shares 151.8 152.2 Stand Alone EPS for ONB $1.13 $1.18 Pro Forma EPS for ONB $1.17 $1.29 Accretion to ONB Including Restructuring Charges—$ $0.04 $0.11 Accretion to ONB Including Restructuring Charges—% 3.8% 9.2% Pro Forma EPS for ONB $1.17 $1.29 Plus: After-tax Restructuring Charges $0.04 $0.00 Pro Forma EPS (Excluding Restructuring Charges) $1.21 $1.29 Accretion to ONB Excluding Restructuring Charges—$ $0.08 $0.11 Accretion to ONB Excluding Restructuring Charges—% 7.0% 9.2% Note: Model assumes a 12/31/17 closing date. 1 $20 million of pre-tax cost savings in 2018 and $20.8 million in 2019; phased 75% in 2018, 100% thereafter 2 Based on the redemption of all outstanding preferred equity, $4.7M of TruPs (8.25% fixed), $5.0M of TruPs (8.00% fixed), and a term loan (3mL+200bps) 21

Investor Contact Additional information can be found on the Investor Relations web pages at www.oldnational.com Investor Inquiries: Lynell J. Walton, CPA SVP – Director of Investor Relations 812-464-1366 lynell.walton@oldnational.com 22